Peter Smith CSVP Chief Accounting Officer 601 Riverside Avenue Jacksonville, Florida 32204 Telephone: (904) 438-6622 e-mail: Peter.Smith@Fisglobal.com

October 1, 2014

Via Edgar
Ms. Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Fidelity National Information Services, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 001-16427

Dear Ms. Thompson:
We hereby submit the following response to the comment contained in the letter of the Staff ("the Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) dated September 19, 2014 relating to the above-referenced filing.
Item 1A. Risk Factors
Our business is subject to the risks of international operations, including movements in foreign currency exchange rates ..., page 16

1.
We note your disclosure on page 36 that $368.9 million of your $547.5 million cash and cash equivalents as of December 31, 2013 "is held by your foreign entities and would generally be subject to U.S. income taxation upon repatriation to the U.S." Please tell us what consideration you gave to discussing the risks related to repatriation of funds and the effect this could have in your company's liquidity. In this regard, we note your disclosure that "[y] our international operations represent approximately 21% of total 2013 revenues." If you consider this risk to be material, please tell us what your future disclosure will look like.

We intend to permanently reinvest earnings and related cash held by the significant majority of our foreign entities outside the U.S., as our foreign cash is generally used to fund foreign operations, investments and acquisitions.

We do not anticipate a liquidity need requiring repatriation of our permanently reinvested foreign earnings and related cash. In considering our disclosure, we expect to generate adequate operating cash flow from our U.S. operations and have additional liquidity from our syndicated $2 billion revolving credit facility to fund our U.S. operations, debt service and expected liquidity needs without the use of our foreign cash. Further, we considered our access to capital markets and that we have generated sufficient cash flow in the U.S. to return significant cash to investors in the form of dividends and our stock repurchase program. Given these considerations, we concluded our permanent reinvestment of foreign earnings and related cash

Fidelity National Information Services, Inc.
May 30, 2013
Page | 2

is not a material risk to our company's liquidity and consequently did not include any disclosure or a risk factor in that regard.

We continue to monitor the amount of our foreign cash and our overall liquidity position and projections. In future filings, should we consider that repatriation of cash and cash equivalents held by our foreign subsidiaries may be necessary and if tax imposed on any contemplated repatriation is expected to have a significant impact on the Company’s financial results or total liquidity, we will provide additional disclosures, including risk factor disclosure if appropriate, regarding such impact.

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Further, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the Company’s response, please contact me at (904) 438-6622.

Very truly yours,
/s/ Peter J.S. Smith
Corporate Senior Vice President and Chief Accounting Officer